                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No  X
          ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its resolutions passed at the Annual General Meeting for the year 2007 and payment of the final dividend.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited

Dated: May 16, 2008                         By:    /s/ Li Huaiqi
                                                   ------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                        (PETROCHINA COMPANY LIMITED LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

     RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2007 AND
                          PAYMENT OF THE FINAL DIVIDEND

--------------------------------------------------------------------------------
The Board of Directors announces that the Annual General Meeting was held in Beijing on 15 May 2008 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify Shareholders of the details relating to the payment of the final dividend.
--------------------------------------------------------------------------------

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING ("AGM")

References are made to the notice of the AGM and the circular (the "Circular") of PetroChina Company Limited (the "Company") in relation to, among other things, the amendments to the Articles of Association of the Company (the "Articles of Association"), the general mandate to issue new Shares, the adoption of the procedural rules and the re-election and the appointment of Directors and Supervisors dated 28 March 2008 and the supplemental notice of the AGM dated 17 April 2008, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the AGM of the Company for the year 2007 was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the People's Republic of China ("PRC"), on 15 May 2008.

The AGM was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

--------------------------------------------------- ---------------------------------------------------------------
                                                                NUMBER OF VOTES CAST AND PERCENTAGE OF
                                                                      TOTAL NUMBER OF VOTES CAST
--------------------------------------------------- ------------------- ---------------- ------------- ------------
                   RESOLUTIONS                             FOR              AGAINST        ABSTAIN       PASSING
                                                                                                          RATE
--------------------------------------------------- ------------------- ---------------- ------------- ------------
1.      As a special resolution, the amendments        164,954,228,326       13,294,100     2,285,201     99.9906%
        to the Articles of Association made in
        accordance with the Company Law of the
        PRC and the "Guidelines of Articles of
        Association for Listed Companies" issued
        by the China Securities Regulatory
        Commission and the authorization of the
        Chairman of the Company to make any
        amendment as he may consider necessary
        and appropriate to the Articles of
        Association.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------



2.      Approve the Report of the Board of             164,463,484,721        1,822,200     6,709,201     99.9948%
        Directors of the Company for the year
        2007.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
3.      Approve the Report of the Supervisory          164,460,466,221        1,810,900     6,766,701     99.9948%
        Committee of the Company for the year
        2007.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
4.      Approve the Audited Financial                  164,463,656,521        1,731,900     6,627,701     99.9949%
        Statements of the Company for the year
        2007.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
5.      Approve the declaration and payment of         164,973,211,733        1,467,500       195,201     99.9990%
        the final dividends for the year ended 31
        December 2007 in the amount and in the
        manner recommended by the Board of
        Directors.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
6.      Approve the authorisation of the Board of      164,973,430,333        1,246,300       197,801     99.9991%
        Directors to determine the distribution
        of interim dividends for the year 2008.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
7.      Approve the continuation of appointment        164,972,323,733        2,159,000       391,701     99.9985%
        of PricewaterhouseCoopers, Certified
        Public Accountants, as the international
        auditors of the Company and
        PricewaterhouseCoopers Zhong Tian CPAs
        Company Limited, Certified Public
        Accountants, as the domestic auditors of
        the Company, for the year 2008 and to
        authorise the Board of Directors to fix
        their remuneration.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(a)    Approve the election of Mr Jiang Jiemin        164,959,626,513       79,896,350       456,001     99.9513%
        as a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(b)    Approve the election of Mr Zhou Jiping as      164,959,789,913       79,686,650       502,301     99.9514%
        a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(c)    Approve the election of Mr Duan Wende as                    Not              Not           Not          Not
        a Director of the Company. (Note)                    applicable       applicable    applicable   applicable
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(d)    Approve the election of Mr Wang Yilin as       164,959,611,513       79,612,550       754,801     99.9513%
        a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(e)    Approve the election of Mr Zeng Yukang as      164,959,652,613       79,646,750       679,501     99.9513%
        a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(f)    Approve the election of Mr Wang Fucheng        164,959,610,613       79,688,750       679,501     99.9513%
        as a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(g)    Approve the election of Mr Li Xinhua as a      164,950,386,513       79,617,150     9,975,201     99.9457%
        Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(h)    Approve the election of Mr Liao Yongyuan       164,950,131,213       79,625,250    10,222,401     99.9456%
        as a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(i)    Approve the election of Mr Wang Guoliang       164,950,069,213       79,693,750    10,215,901     99.9455%
        as a Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(j)    Approve the election of Mr Jiang Fan as a      164,943,392,413       79,649,350       715,101     99.9513%
        Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(k)    Approve the election of Mr Chee-Chen Tung      164,956,269,013       66,785,550       702,301     99.9591%
        as an Independent Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(l)    Approve the election of Mr Liu Hongru as       165,019,333,363        4,553,200       670,301     99.9968%
        an Independent Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(m)    Approve the election of Mr Franco Bernabe      165,018,828,163        4,478,600       450,101     99.9970%
        as an Independent Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
8(n)    Approve the election of Mr Li Yongwu as        165,008,946,663        4,655,500    10,154,701     99.9910%
        an Independent Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------


8(o)    Approve the election of Mr Cui Junhui as       165,008,902,863        4,667,400    10,186,601     99.9910%
        an Independent Director of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(a)    Approve the election of Mr Chen Ming as a      165,315,035,342        4,185,400    10,167,701     99.9913%
        Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(b)    Approve the election of Mr Wen Qingshan        165,314,997,842        4,237,900    10,152,701     99.9913%
        as a Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(c)    Approve the election of Mr Sun Xianfeng        165,315,127,842        4,159,600    10,101,001     99.9914%
        as a Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(d)    Approve the election of Mr Yu Yibo as a        165,315,076,642        4,153,700    10,158,101     99.9913%
        Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(e)    Approve the election of Mr Wu Zhipan as        165,316,943,242        2,244,600    10,200,601     99.9925%
        an Independent Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
9(f)    Approve the election of Mr Li Yuan as an       165,219,690,942      108,738,300       714,201     99.9338%
        Independent Supervisor of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
10.     As a special resolution, to grant a            161,741,826,971    3,142,787,762       565,601     98.0936%
        general mandate to the Board of Directors
        to separately or concurrently issue,
        allot and deal with additional domestic
        shares and overseas listed foreign shares
        in the Company not exceeding 20% of each
        of its existing domestic shares and
        overseas listed foreign shares of the
        Company in issue.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
11.     As an ordinary resolution, to adopt the        164,954,714,433        1,789,600       604,301     99.9985%
        Rules and Procedures of Shareholders'
        General Meeting of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
12.     As an ordinary resolution, to adopt the        164,952,991,433        1,613,900       691,001     99.9986%
        Rules and Procedures of the Board of the
        Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------
13.     As an ordinary resolution, to adopt the        164,953,393,833        1,575,900       326,601     99.9988%
        Rules of Organisation and Procedures of
        the Supervisory Committee of the Company.
------- ------------------------------------------- ------------------- ---------------- ------------- ------------

Note: As Mr Duan Wende passed away on 14 May 2008, this resolution was not put to vote at the AGM.

As at the date of the AGM:

(1) The issued share capital of the Company and total number of Shares entitling the holder to attend and vote for or against the resolutions set out in 1 to 13 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2) Shareholders or proxies representing 165,329,388,443 Shares with voting rights, representing approximately 97.7162% of the total issued share capital of the Company attended the AGM.

(3) There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4) The poll results were subject to scrutiny by Ms Chen Min, shareholder of A Shares, Mr Cai Muxiong, shareholder of H Shares, Mr Qin Gang, supervisor of the Company, Ms Peng Jin of King and Wood, the PRC legal advisors of the Company and Messrs. Deloitte Touche Tohmatsu. Messrs. Deloitte Touche Tohmatsu's work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to Messrs. Deloitte Touche Tohmatsu. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

PAYMENT OF THE FINAL DIVIDEND

The Board of Directors also wishes to notify Shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.156859 per Share (inclusive of applicable tax) for the year ended 31 December 2007. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on 28 May 2008. According to Article 163 of the Articles of Association, dividends payable to the Company's shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi while dividends payable to holders of H Shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H Share:

Conversation rate for final dividend per Share  =                Final dividend per Share in Renminbi
        (Renminbi to Hong Kong dollars)            --------------------------------------------------------------
                                                    Average of the closing exchange rates for Renminbi to Hong
                                                    Kong dollar as announced by the People's Bank of China for the week before 15 May 2008

The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to 15 May 2008, that is the date of the AGM at which the final dividend is declared, is RMB0.89716 to HK$1.00. Accordingly, the amount of final dividend payable per H Share is HK$0.174839.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H Shares. The final dividend will be paid by the Receiving Agent on or about 13 June 2008, and will be despatched on the same day to holders of H Shares entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that the way of paying dividend to holders of A Shares and relevant matters will be announced in due course after negotiation between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

                                              By order of the Board
                                            PETROCHINA COMPANY LIMITED
                                                   LI HUAIQI
                                              Secretary to the Board


15 May 2008

Beijing, the PRC

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan as Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.